Exhibit (h)(11)

BOARD RESOLUTIONS REGARDING EXPENSE LIMITATION ARRANGEMENT

The following resolutions were duly adopted by the Board of Trustees of the Registrant and have not been modified or rescinded:

WHEREAS, Legg Mason Partners Fund Advisor, LLC (“LMPFA”) has agreed to waive fees and/or reimburse operating expenses to the extent necessary to limit total operating expenses (other than interest, taxes, brokerage commissions, extraordinary expenses and acquired fund fees and expenses) to the amounts set forth in the materials for this meeting and as presented to and described at this meeting, subject to recapture as described below; therefore, as to Class A, Class A2, Class N, Class I and Service shares of the Fund, be it

RESOLVED: That the Board approves and agrees to this arrangement, subject to the following:

1)	That this arrangement will continue until December 31, 2017, unless modified or terminated prior to that date by agreement of LMPFA and the Board, and may be terminated at any time after that date by LMPFA;

2)	That the arrangement may be modified by LMPFA to decrease total annual operating expenses of a class or fund at any time;

3)	That the manager is permitted to recapture amounts waived or reimbursed, including amounts voluntarily waived or reimbursed, to a class within the fiscal year after the year in which LMPFA earned the fee or incurred the expense if the class’s total annual operating expenses have fallen to a level below the limit described above; and

4)	That in no case will LMPFA recapture any amount that would result, on any particular business day of the fund, in the class’s total annual operating expenses exceeding the limit described above or any other limit then in effect.

RESOLVED: That each officer of the Trust is authorized and empowered to execute all instruments and documents and to take all actions as any one of them in his or her sole discretion deems necessary or appropriate to carry out the intents and purposes of the foregoing resolutions.

The information below is drawn from Board materials referenced in the foregoing resolutions. The amounts stated do not include the following expenses that may be incurred by a fund: interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses.

LEGG MASON PARTNERS MONEY MARKET TRUST

Fund Name	Share Class	Cap Level	Expiration Date

Western Asset Prime Obligations Money Market Fund	A A2 N I Service	0.60 1.00 0.75 0.50 1.00	12/31/17 12/31/17 12/31/17 12/31/17 12/31/17